SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

_____

SCHEDULE 13G*
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)

Compton Petroleum Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

204940100
(CUSIP Number)

October 6, 2009
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:
     [ ]   Rule 13d-1(b)
     [X]   Rule 13d-1(c)
     [ ]   Rule 13d-1(d)

(Page 1 of 8 Pages)

_____

     *The remainder of this cover page shall be filled out for a reporting
person's initial filing on this form with respect to the subject class of
securities, and for any subsequent amendment containing information which
would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be
deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act
of 1934 ("Act") or otherwise subject to the liabilities of that section of the
Act but shall be subject to all other provisions of the Act (however, see the
Notes)

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
	Centennial Energy Partners, L.P. 13-3793743

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **		
		(a)	[ ]
		(b)	[X]

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware

NUMBER OF	(5)	SOLE VOTING POWER
SHARES		-0-
BENEFICIALLY	(6)	SHARED VOTING POWER
OWNED BY		42,314,762
EACH	(7)	SOLE DISPOSITIVE POWER
REPORTING		-0-
PERSON WITH	(8)	SHARED DISPOSITIVE POWER
		42,314,762

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	42,314,762

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES **	[ ]

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	15.19%

(12)	TYPE OF REPORTING PERSON **
	PN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Centennial Energy Partners, L.L.C. 13-3961810		
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **	(a)	[ ]
		(b)	[X]
(3)	SEC USE ONLY		
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware		

NUMBER OF	(5) SOLE VOTING POWER	-0-
SHARES		
BENEFICIALLY	(6) SHARED VOTING POWER	55,545,796
OWNED BY		
EACH	(7) SOLE DISPOSITIVE POWER	-0-
REPORTING		
PERSON WITH	(8) SHARED DISPOSITIVE POWER	55,545,796

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,545,796	
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES **	[ ]
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.94%	
(12)	TYPE OF REPORTING PERSON ** OO	

** SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
	Peter K. Seldin

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **		
		(a)	[ ]
		(b)	[X]

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
	United States

NUMBER OF	(5)	SOLE VOTING POWER	
SHARES			0
BENEFICIALLY	(6)	SHARED VOTING POWER	
OWNED BY			55,545,796
EACH	(7)	SOLE DISPOSITIVE POWER	
REPORTING			0
PERSON WITH	(8)	SHARED DISPOSITIVE POWER	55,545,796

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	55,545,796

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES **	[ ]

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	19.94%

(12)	TYPE OF REPORTING PERSON **
	IN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).   Name of Issuer:

The name of the issuer is Compton Petroleum Corporation.

Item 1(b).   Address of Issuer's Principal Executive Offices:

The Company's principal executive offices are located at Suite 3300,
425 1st Street SW Fifth Avenue Place, East Tower, Calgary, Alberta,
Canada T2P3L8.

Item 2(a).   Name of Person Filing:

This statement is filed by:
(i) Centennial Energy Partners, L.P.(Centennial) a Delaware limited partnership
with respect to the shares of Common Stock directly owned by it and warrants to
purchase shares of Common Stock which have been deemed exercised for purposes of
this report ; (ii) Centennial Energy Partners, L.L.C., (Energy) a limited
liability company organized under the laws of the State of Delaware, with
respect to the shares of Common Stock and warrants to purchase shares of Common
Stock which have been deemed exercised for purposes of this report which are
directly owned by Centennial Energy Partners, L.P. and other private investment
vehicles (collectively the "Partnerships") to which Centennial Energy Partners,
L.L.C. serves as general partner; (iii) Peter K. Seldin, with respect to the
shares of Common Stock and warrants to purchase shares of Common Stock which
have been deemed exercised for purposes of this report which are indirectly
owned by the entity named in (ii).

Energy and Mr. Seldin do not own any shares of Common Stock or warrants to
purchase shares of Common Stock directly. The foregoing persons are hereinafter
sometimes collectively referred to as the "Reporting Persons."

Item 2(b).   Address of Principal Business Office or, if None, Residence:

The address of the business office of each of the Reporting Persons is
575 Lexington Avenue, 33rd Floor, New York, New York 10022.

Item 2(c).   Citizenship:

Centennial is a limited partnership organized under the laws of the State of
Delaware.
Energy is a limited liability company organized under the laws of the
State of Delaware.
Peter K. Seldin is a United States citizen.

Item 2(d).   Title of Class of Securities:

Common Shares (the "Common Stock")

Item 2(e). CUSIP Number: 204940100

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

       (a) [ ]   Broker or dealer registered under Section 15 of the Act,

       (b) [ ]   Bank as defined in Section 3(a)(6) of the Act,

       (c) [ ]   Insurance Company as defined in Section 3(a)(19) of
              the Act,

       (d) [ ]   Investment Company registered under Section 8 of the
              Investment Company Act of 1940,

       (e) [ ]   Investment Adviser registered under Section 203 of the
              Investment Advisers Act of 1940,

       (f) [ ]   Employee Benefit Plan or Endowment Fund in accordance with
              13d-1 (b)(1)(ii)(F),

       (g) [ ]   Parent Holding Company or control person in accordance
              with Rule 13d-1 (b)(ii)(G),

       (h) [ ]   Savings Associations as defined in Section 3(b) of the
              Federal Deposit Insurance Act,

       (i) [ ]   Church Plan that is excluded from the definition of an
              investment company under Section 3(c)(14) of the
              Investment Company Act of 1940,

       (j) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not applicable.

Item 4.   Ownership.

A. Centennial Energy Partners, L.P.
          (a) Amount beneficially owned: 42,314,762
          (b) Percent of class: 15.19% The percentages used herein and in
              the rest of Item 4 are based upon 263,573,451 outstanding
              shares of Common Stock as of June 30, 2009 after giving effect
              to the Unit Offering as reported in the Company's Short Form
              Prospectus issued as a supplement to Amendment No. 1 to Form
              F-10 filed on September 24, 2009, and adjusted by 15,000,000
              for the deemed exercise of warrants to purchase common shares
              by only the Reporting Persons.
        (c)(i) Sole power to vote or direct the vote: -0-
         (ii) Shared power to vote or direct the vote: 42,314,762
       (iii) Sole power to dispose or direct the disposition: -0-
        (iv) Shared power to dispose or direct the disposition: 42,314,762

E. Centennial Energy Partners, L.L.C.
          (a) Amount beneficially owned: 55,545,796
          (b) Percent of class: 19.94%
       (c)(i) Sole power to vote or direct the vote: -0-
       (ii) Shared power to vote or direct the vote: 55,545,796
      (iii) Sole power to dispose or direct the disposition: -0-
      (iv) Shared power to dispose or direct the disposition: 55,545,796

F. Peter K. Seldin
          (a) Amount beneficially owned: 55,545,796
          (b) Percent of class: 19.94%
       (c)(i) Sole power to vote or direct the vote: -0-
       (ii) Shared power to vote or direct the vote: 55,545,796
      (iii) Sole power to dispose or direct the disposition: -0-
      (iv) Shared power to dispose or direct the disposition: 55,545,796

Item 5.   Ownership of Five Percent or Less of a Class.

    Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

    Energy, the general partner of the Partnerships has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by each of the partnerships. Peter K. Seldin is the Managing Member of Energy, and accordingly, has the power to vote and dispose of the Common Stock beneficially held by Energy.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

    Not applicable.

Item 8. Identification and Classification of Members of the Group.

    Not applicable.

Item 9. Notice of Dissolution of Group.

    Not applicable.

Item 10. Certification.

    Each of the Reporting Persons hereby makes the following certification:

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

　　　　After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: October 8, 2009

Centennial Energy Partners, L.P.   Centennial Energy Partners, L.L.C.

By: /s/ Peter K. Seldin   By: /s/ Peter K. Seldin
　　　Peter K. Seldin   Managing Member
　　　Centennial Energy Partners, L.L.C.
　　　　General Partner

By: /s/ Peter K. Seldin
　　　Peter K. Seldin